Exhibit 6.5

Advisory Board Agreement

This Advisory Board Agreement (the "Agreement”) is entered into the date set forth on the signature page by and between Edenledger Inc., a Delaware corporation, dba FanVestor (the "Company") and the undersigned advisor I. Martin Pompadur (the "Advisor").

The parties agree as follows:

1. Services. Advisor agrees to act as advisor to the Company and provide advice and assistance to the Company from time to time as further described on Schedule A attached hereto or as otherwise mutually agreed to by the parties (collectively, the "Services").

2. Compensation. Advisor shall not be entitled to receive cash compensation; however, Advisor shall be entitled to receive the equity compensation indicated on the signature page hereto at an exercise or purchase price equal to the fair market value of the Company's Common Stock, which will be documented in the applicable Stock Option Agreement or Restricted Stock Purchase Agreement to be entered into by Advisor and the Company. The Company will seek written approval or have a meeting of the Board of Directors to authorize the Advisor compensation and deliver definitive stock purchase or option agreements regarding the stock compensation within 90 days from the date of this Agreement. If the Company fails to provide the foregoing documentation within such 90-day period, then the Advisor shall have right to contact directors of the Company and to the extent the Advisor needs to take action to enforce this Agreement, then the Company agrees to pay all Advisor's reasonable expenses in connection therewith.

3. Expenses. The Company shall reimburse Advisor for reasonable travel and related expenses incurred in the course of performing services hereunder, provided, however, that any expenses shall be approved by the Advisor emailing a request including the nature of the expense and a maximum amount to the company for approval.

4. Term and Termination. The term of this Agreement shall continue until terminated by either party for any reason upon five (5) days prior written notice without further obligation or liability.

5. Independent Contractor. Advisor's relationship with the Company will be that of an independent contractor and not that of an employee. Advisor will not be eligible for any employee benefits, nor will the Company make deductions from payments made to Advisor for employment or income taxes, all of which will be Advisor's responsibility. Advisor will have no authority to enter into contracts that bind the Company or create obligations on the part of the Company without the prior written authorization of the Company.

6. Nondisclosure of Confidential information.

a. Agreement Not to Disclose. Advisor agrees not to use any Confidential Information (as defined below) disclosed to Advisor by the Company for Advisor's own use or for any purpose other than to carry out discussions concerning, and the undertaking of, the Services. Advisor agrees to take all reasonable measures to protect the secrecy of and avoid disclosure or use of Confidential Information of the Company in order to prevent it from falling into the public domain or the possession of persons other than agents of the Company or persons to whom the Company consents to such disclosure. Upon request by the Company, any materials or documents that have been furnished by the Company to Advisor in connection with the Services shall be promptly returned by Advisor to the Company.

b. Definition of Confidential Information. "Confidential Information” means any information, technical data or know-how (whether disclosed before or after the date of this Agreement), including, but not limited to, information relating to business and product or service plans, financial projections, customer lists, business forecasts, sales and merchandising, human resources, patents, patent applications, computer object or source code, research, inventions. processes, designs, drawings, engineering, marketing or finance to be confidential or proprietary or which information would, under the circumstances, appear to a reasonable person to be confidential or proprietary. Confidential Information does not include information, technical data or know-how that: (i) is in the possession of Advisor at the time of disclosure, (except to the extent that Advisor is obligated under the terms of the Asset Purchase Agreement or under any other Confidentiality provisions related to Cointopia to maintain confidentiality of such information) as shown by Advisor's files and records immediately prior to the time of disclosure; or (ii) becomes part of the public knowledge or literature, not as a direct or indirect result of any improper inaction or action of Advisor. Notwithstanding the foregoing, Advisor may disclose Confidential Information with the prior written approval of the Company or pursuant to the order or requirement of a court, administrative agency or other governmental body.

c.

7. No Rights Granted. Nothing in this Agreement shall be construed as granting any rights under any patent, copyright or other intellectual property right of the Company, nor shall this Agreement grant Advisor any rights in or to the Company's Confidential Information, except the limited right to use the Confidential Information in connection with the Services.

8. Assignment of Intellectual Property. To the extent that Advisor jointly or solely conceives, develops or reduces to practice any new inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws or other intellectual property which would be deemed to be Confidential Information of the Company (collectively, "Intellectual Property") which clearly relates to the Company’s business or technology and has been created by the Advisor solely in the course of the performance of Services such as in correspondence, e-mails, meetings or meetings relating to the Company, Advisor hereby acknowledges that it is "work made for hire" for the benefit of the Company and hereby assigns all rights, titles and interest to such Intellectual Property to the Company.

9. Duty to Assist. As requested by the Company and only with respect to Intellectual Property created by Advisor for the Company as provided in paragraph 8 above, Advisor shall take all steps reasonably necessary to assist the Company in obtaining and enforcing in its own name any such Intellectual Property right. Advisor's obligation to assist the Company shall continue beyond the termination of Advisor's relationship with the Company, but the Company shall compensate Advisor at a reasonable rate after the termination of such relationship for time actually spent at the Company's request providing such assistance.

10. No Conflicts. Advisor represents that Advisor's compliance with he terms of this Agreement and provision of Services hereunder will not violate any duty which Advisor may have to any other person or entity (such as a present or former employer), and Advisor agrees that Advisor will not do anything in the performance of Services hereunder that would violate any such duty. In addition, Advisor agrees that, during the term of this Agreement, Advisor shall promptly notify the Company in writing of any direct competitor of the Company which Advisor is also performing services. It is understood that in such event, the Company will review whether Advisor's activities are consistent with Advisor remaining as an advisor of the Company.

11. Miscellaneous. Any term of this Agreement may be amended or waived only with the written consent of the parties. So long as you continue to serve as an advisor to the Company, you hereby consent to the Company including your name on its marketing materials, Web site or private placement memo, or offering materials as an advisor of the Company. This Agreement, including any schedules hereto, constitute the sole agreement of the parties and supersedes all oral negotiations and prior writings with respect to the subject matter hereof. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California, without giving effect to the principles of conflict of laws. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same Instrument.

Signature Page

 IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October/ /2019.

EdenLedger, Inc.		Advisor

By:	/s/ Michael Golomb	By:	/s/ I. Martin Pompadur
Name:	Michael Golomb	Name:	I. Martin Pompadur

Address:	400 Beale Street, Sw.103	Address:	10 Highland Farm Rd,
	San Francisco, CA 94105		Greenwich, CT 06831

Advisor Compensation

Type of Security:

Up to 1.50% Option to purchase Common Stock

Vesting Period:

All shares shall vest on a pro-rata basis quarterly and performance-based over a 4year period with one-year cliff period.

* Advisor's performance level of service shall be determined by the Company, and its determination shall be final and binding; provided that Advisor may request confirmation of the level of service at least each quarter.

Schedule A:

Advisor agrees to provide services based on performance level as outlined below to the Company:

1.	As Advisor at EdenLedger / FanVestor, provide pro-active guidance on managing music, sport, movies, and other entertainment verticals;

• 0.15% stock option compensation

2.	During the initial 12 months of this agreement, pro-actively assist / guide the Company on bringing on board and signing up through LOI's and Definite Agreements with significant entities/Brands in music, sport, movies, and other entertainment verticals, resulting at a minimum of 1 Brand/Influencer with at least 15M followers, 2 Brands with at least 10M followers, 5 Brands with at least 1M followers on any of the major social media platforms, such as lnstagram, Facebook, Twitter, YouTube, etc.

• 0.25% stock option compensation

3.	During the initial 12 months of this agreement, pro-actively assist / guide the Company on bringing on board the strategic partnership with key music record labels, sport agencies, movie studies, and even potentially traditional investment banks - including inviting them to become strategic investors in the Company

• 0.25% stock option compensation

4.	Make introductions to and assist in the acquisition of marquee customers, strategic partners and key industry contacts and attend meetings with such potential customers, partners and key contacts;

• 0.15% stock option compensation

5.	Actively advise company on social media as well as marketing campaign of services and products as it develops go to markets strategies and executes in music, sports, movies, and other entertainment verticals.

• 0.10% stock option compensation

6.	Support the FanVestor (EL) team during the Series A fundraising exercise by consulting/advising on best way to present our story to strategic qualified/accredited investors in the sports, entertainment, and media industries. If these direct introductions result eventually in Company and those entities forming relationship in terms of Company accepting strategic investments from these firms, Advisor will immediately vest the corresponding equity for the advisory service. For the avoidance of the doubt, this process is simply the fundraising advisory and consulting service, while merely doesn't replace the requirements spelled out under the broker-dealer success fee model.

• 0.50% stock option compensation

7.	At the minimum - three monthly meetings to provide feedback on Company's strategy for at least two hours each and be trusted adviser to Founder and CEO on special projects.

• 0.10% stock option compensation